Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

August 11, 2006

Amanda McManus

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4561

Washington, D.C. 20549

Re:

Super Luck, Inc.

Amendment No.1 to

Registration Statement on Form SB-2

Filed June 30, 2006

File No.: 333-134008

Dear Ms McManus:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated July 18, 2006.

General

1.

Please revise to begin the pagination with the summary page.

This pagination has been updated accordingly.

Cover Page

2.

We note your reference in the fifth sentence in the first paragraph to “This portion of the offering….” Please clarify what you mean by “this portion.” Further, we note that the offering will terminate upon the earlier of “the date we elect to terminate the offering” or two other events. Please revise to disclose how you will inform investors of the termination date and whether there is any minimum amount of time that you will keep the offering open.

We have deleted the language “this portion” and amended the reference accordingly.   We will provide notice of the termination of this offering in our periodic report filings.  This information has been added to the registration statement.

Summary

Use of Proceeds

3.

We note your disclosure that you “will receive proceeds of $100,000 from the sale of the common stock.” Please revise to disclose that this assumes that you raise 100% of the offering proceeds. Further, please revise to disclose that if you raise 30% of the offering proceeds, or $30,000, all proceeds will be used to pay offering expenses.

We have revised the paragraph to indicate that we calculate the proceeds of $100,000 based on the assumption of raising 100% of the offering proceeds. We have also revised to disclose that if we raise only 30% of the offering proceeds, all proceeds will be used to pay offering expenses.

Risk Factors, page 1

4.

We note that a few of your risk factors on page 3 disclose that the risk presented “could have an adverse impact on our business and profitability.” In light of the fact that you are a start up business and are not currently profitable, please revise to remove references to profitability and instead revise to discuss the nature of the adverse impact.

We have been removed references to profitability and included a discussion on the nature of the adverse impact. Adverse impact means that we may need to cease our business operations.

5.

We note from your disclosure that if you sell less than 30% of the shares offered all of the proceeds will be used to pay for offering expenses. Please add a risk factor addressing this risk. In this connection, we note the risk factor on page 2 states that you “will need to have a minimum of approximately $10,000 which is 10% of this offering.” for short tem cash needs. Please revise to disclose that in order to have funds available for these short-term cash needs you will need to raise $40,000 which is 40% of this offering.

We have added a risk factor addressing the risk that all of the proceeds will be used to pay for offering expenses if we sell less than 30% of the shares offered. We have also amended the disclosure to show that we need to raise $40,000 for short-term cash needs.

Because of our accumulated deficit and lack of revenue, our auditor has raised substantial doubt about our ability to continue our business. We need to continue as a good concern if our business is to achieve profitability, page 2

6.

Please revise the discussion in the second paragraph under this heading to explain that certain of your planned methods for raising additional financing for your business may result in dilution to investors.

We have added this disclosure to the risk factor under this heading.

Security Ownership of Certain Beneficial Owners and Management, page 13

7.

We note that Wai Wai Cheung has been added as a beneficial owner as of January 15, 2006, but her equity investment has not been reflected on the balance sheet as of February 28 or May 31, 2006. Please revise as necessary.

Wai Wai Cheung acquired her shares and became a beneficial owner on June 22, 2006; thus, her equity investment will be reflected on the balance sheet as of August 31, 2006. We have revised the date to reflect the changes.

Certain Relationships and Related Transactions, page 15

8.

We have reviewed your new disclosure in response to our prior comment number 38; however, although it may be likely that the sale of securities by your current shareholder (Mr. Cheung) to an acquisition candidate would be at a price that is substantially more than the per share price originally paid by Mr. Cheung ($.001), we do not understand why such price would necessarily be more than the price paid in this offering. Since Mr. Cheung will be the sole decision-maker regarding any such sale, and he would make a profit from any sale over his book value, we do not agree that it is more likely than not that he will insist that the purchase price be more than $.50 per share, rather than the $.001 paid by Mr. Cheung. Please revise to remove this conclusion from your disclosure or tell us why you believe that it is appropriate.

We have removed the conclusion that it is more likely than not that a candidate would pay a price substantially more than the price originally paid in this offering. We have amended to disclose that a candidate would more likely to pay a price substantially higher than the price originally paid by the current stockholders.

Financial Statements, page 30

9.

Please update your financial statements in accordance with item 310(g) of Regulation S-B.

The financial statements ended May 31, 2006 have been included in accordance with item 310(g) of Regulation S-B.

Form 10-QSB for the quarter ended May 31, 2006

10.

Please amend the statement of cash flows for the six months ended May 31, 2006 to reflect the correct amount of net loss, change in accrued audit fee and beginning cash and cash equivalents.

On or about July 24, 2006, our accountant notified us that the previously issued financial statements which were filed on July 10, 2006 should not be relied upon. We filed a Form 8-K/A on August 1, 2006 to report this matter. The Form 10-QSB for the quarter ended May 31, 2006 has been reviewed by independent accountants and the statement of cash flows has been revised with the correct amount of net loss, change in accrued audit fee and beginning cash and cash equivalents

Part II

Item 28.  Undertakings, page 52

11.

We have reviewed the new undertakings you included in response to our prior comment number 64; however, it appears that you have included undertakings from Regulation S-K, which is not applicable to your offering. Please revise to provide the proper undertakings from Item 512 of Regulation S-B.

The undertakings have been revised.

Exhibits

12.

We note that you have filed a new form of legal opinion which refers only to Amendment No. 1 to your registration statement. Please be advised that if you file further amendments to your registration statement, you must also file a new legal opinion referring to the most recent amendment to the registration statement.

The opinion no longer refers to Amendment No. 1.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.